November 7, 2005



Mr. James R. Famalette
President and Chief Executive Officer
Gottschalks Inc.
7 River Park Place East
Fresno, CA 93720

	RE:	Form 10-K for the fiscal year ended January 29, 2005
		File Date: April 29, 2005
		File No. 001-09100

Dear Mr. Famalette,

	We have completed our review of your Form 10-K and related filings and have no further comments at this time.

								Sincerely,



									George F. Ohsiek, Jr.
									Branch Chief